EXHIBIT 23.3

CONSENT

We hereby consent to the references in Amendment No. 3 of the Registration Statement of Integrated Financial Systems, Inc. (the “Company”) on Form SB-2 to our valuation report regarding certain shares of common stock of the Company as of June 30, 2004. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ Q Advisors LLC
By:	Q Consulting & Advisors, Inc., Manager

November 29, 2004
Denver, Colorado